UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

Transaction Valuation	CALCULATION OF FILING FEE	Amount of Filing Fee
N/A		N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

The information contained in this filing was provided to certain employees of Mentor Corporation.  The attached questions and answers, however, contain a technical error by stating that employees of Mentor Corporation that do not decline or object to employment by Ethicon, Inc. will become Ethicon, Inc. employees effective at the close of the transaction.  It is instead expected that such employees will remain employees of Mentor Corporation, as a stand-alone business unit reporting through Ethicon, Inc., at the close of the transaction.

Global Key Messages

About the Deal

●
Johnson & Johnson (“J&J”) and Mentor Corporation (“Mentor”), a leading supplier of medical products for the global aesthetic market, have announced a definitive agreement whereby Johnson & Johnson will acquire Mentor. Mentor is expected to operate as a stand-alone business unit reporting through ETHICON, Inc., a J&J company and leading provider of suture, mesh and other products for a wide range of surgical procedures.

●	The acquisition provides J&J with an opportunity to expand and strengthen its presence in aesthetic and reconstructive medicine.

●	The acquisition provides Mentor with an opportunity to broaden the scope, reach and market for its innovative, science-based aesthetic and reconstructive medicine products.

●
Both parties see this as an opportunity to build a market-leading business that differentiates itself from the competition by raising the standard for innovation and patient outcomes in aesthetic medicine.

●
The acquisition is expected to close in the first quarter of calendar year 2009. At that time Mentor, comprised of approximately 1300 employees, will become a stand-alone business unit reporting through ETHICON.

A Shared Vision for the Future

By combining forces, ETHICON and Mentor aspire to be the trusted, global leader in aesthetic medicine among both consumers and professionals by providing a broad range of innovative, science and clinical-based solutions to maintain, enhance, and restore patient self-esteem and quality of life.

●	Mentor will become the cornerstone of a broader J&J leadership strategy in Aesthetic medicine – across consumers and professionals.

●	This will result in significant growth and new opportunities for the employees of both Mentor and ETHICON.

●
Understanding and addressing our customers’ unmet needs through innovation is a hallmark of Mentor’s and ETHICON’s success. The Mentor sales force will be the face of ETHICON to plastic surgeons and their offices.

●	Mentor will have access to ETHICON’s worldwide surgical professional education platform and resources, to enhance and extend the reach of surgeon training around the world.

●	The breadth and scope of ETHICON’s worldwide business model will also enable Mentor to accelerate growth in markets outside the US.

●	Mentor employees will become part of the world’s broadest healthcare company, benefiting from the range of leadership and professional development opportunities afforded to our employees.

About the Companies

Mentor Corporation

Mentor is a well-respected, experienced leader in the worldwide market for aesthetic and reconstructive medical products with a 30+ year legacy of excellence in serving plastic surgeons successfully and profitably.

●	It has a worldwide market leading position in the market for breast augmentation and reconstruction procedures, which has potential for strong growth in the future.

●
The company also has a range of non-animal, synthetic hyaluronic acid-based dermal filler products on the market and in development. It is developing a highly-purified botulinum toxin product for cosmetic and therapeutic use that recently completed the first of three Phase 3 clinical trials.

●
Mentor employs approximately 1300 people around the world and is headquartered in Santa Barbara, California, with manufacturing and research operations in the United States (Dallas, TX; Tucson, AZ; Madison, WI), France, the Netherlands and Mauritius.

ETHICON

ETHICON is recognized worldwide as the gold standard in surgical wound closure – it also has growth platforms focused on hernia, female pelvic health, biosurgicals, and plastic surgery. The Company is headquartered in Somerville, NJ, has more than 8,500 employees worldwide and sells products in over 50 countries.

Aesthetic Medicine Marketplace

●
Favorable long-term macro-economic trends will foster continued growth (despite current economic challenges) for the overall aesthetic market, including a worldwide aging population, rise in obesity, and a rising consumer focus on health, wellness, and self esteem.

●
Aesthetic medicine is a large and fast growing market. The aesthetic medicine market is $4.6B market today, and is projected to reach $6.7B by 2012 (10% CAGR). Breast implants, liposuction devices, neurotoxins and dermal fillers represent ~40% of the total aesthetic procedures today.

ETHICON: Why Focus on Aesthetics/Acquire Mentor?

●
Leveraging knowledge of surgical procedures, and expertise in synthetic / biologic platform materials, ETHICON has created technologies and products that drive its business and serves patients across multiple platforms – including plastic and reconstructive surgery.

●
ETHICON has long-standing relationships with plastic surgeons, known to be some of the most discerning users of suture and wound closure products. They prefer a high-performing suture that offers excellent cosmesis and minimal scarring. In recent years, they have become a growing target customer for ETHICON. Yet, many of their procedures are performed in an out-of-hospital setting, not a historical call point for the Company.

●
Mentor has a dedicated and well-respected sales force focused on this important surgery customer — the entry point being products for breast augmentation and reconstruction. They possess significant depth and expertise in this core business, spend more time in the operating room than the competition and have significant tenure with the company.

●
Mentor has a proven track record as a technological leader in breast implant development and manufacturing. Mentor also has an impressive pipeline including new breast implant products, a neurotoxin, and a portfolio of dermal filler products.

●
Recently, ETHICON has focused on opportunities associated with body contouring surgery following massive weight loss (a suture-intensive procedure) and has launched the innovative PRINEOÔ Skin Closure System in Europe (U.S. launch anticipated in Q2 2009) to significantly reduce suturing time for such procedures. The Company is also planning a clinical evaluation in the first quarter of 2009 of its minimally-invasive face lift (NuvanceÔ), a novel application based on its mesh portfolio.

●
The acquisition of Mentor will create an opportunity to develop a market-leading business that can differentiate itself by enabling plastic surgeons to better meet their patients’ needs and raising the standard for innovation and patient outcomes in aesthetics.

ETHICON Question & Answers

1. What is the strategic rationale for acquiring Mentor?

The acquisition of Mentor will create an opportunity to develop a market-leading business that can differentiate itself by raising the standard for innovation and patient outcomes in aesthetics. Specifically, it represents an opportunity to:

●	Enter a large, profitable, and historically fast growing market

●	Create a new growth platform that capitalizes on ETHICON’s broad-based commercial capabilities, worldwide surgical care footprint, and clinical / scientific capabilities

●	Provide improved options for patients seeking aesthetic solutions

2. Is breast augmentation a good “fit” for J&J and ETHICON?

At J&J and ETHICON, we are committed to bringing forth innovative ideas, products and services to advance the health and well-being of patients. For some, choosing plastic/reconstructive surgery to enhance the way they look and feel can have a significant benefit on self-esteem and overall quality of life. While we are new to the breast implant business, we have served customers with surgical implants that ranged from permanent sutures to surgical meshes, stents, and Orthopedic implants. We believe that by combining forces with Mentor, we can meet the needs of this growing market segment with clinically differentiated and evidence-based products and services that will ultimately redefine the standard of care.

3. Isn’t this really about getting into a direct-pay business?

J&J regularly reviews and evaluates its strategic options and priorities. We believe that strengthening our presence in aesthetic medicine continues to diversify our portfolio and enables the Company to offer exciting prospects for our customers, patients and employees.

4. How much of an impact will this transaction have on J&J’s sales in 2009?

Bringing Mentor into the J&J family of companies will strengthen our growth prospects in 2009 and beyond. While we do not discuss specific sales numbers, we are confident about Mentor’s growth prospects in the coming years.

5. Are there any pending lawsuits involving Mentor breast implant products?

We don’t believe the acquisition of Mentor will provide any unusual exposure from current litigation within their portfolio.

ETHICON — Internal Audience Questions

1. How will the new business be structured?

Mentor will operate as a stand-alone business unit as a part of the global ETHICON franchise, will keep the Mentor name, and will remain headquartered in Santa Barbara, California. Currently ETHICON has three business units: ETHICON Products; Johnson & Johnson Wound Management and ETHICON Women’s Health & Urology.

2. Will the plastic surgery business of Endo or Consumer be impacted by this acquisition?

Mentor will focus primarily on their current portfolio, with additional new products coming from the ETHICON plastic surgery pipeline. Customer convergence opportunities across J&J will be explored through the ETHICON aesthetic medicine team.

3. Will Mentor sales reps carry any ETHICON products?

At closing, Mentor will become a stand-alone business unit of ETHICON. We expect that during the course of integration, we will evaluate synergies and determine how Mentor sales reps will work alongside their ETHICON colleagues and what would make the most sense for our customers.

4. What is the plan for integration? Will there be transition teams?

A transition team has been developed with an overall senior transition leader. A formal announcement about this team will be forthcoming.

5. What happens to the employees of ETHICON and Mentor? Will any employees lose their jobs?

We expect this transaction to create new growth opportunities for Mentor as it transitions into our worldwide ETHICON franchise. In addition to growth opportunities, we will also look for synergies that Mentor can leverage from our worldwide structure. ETHICON recognizes the value of the operational and commercial expertise of the approximately 1300 employees of Mentor. Substantially, individuals would be expected to shift with the business. [Note: For country specific employees impact, consult with local HR/Legal counsel]

Mentor Employee Question & Answers

Section I: Why this Deal Now; Why J&J?
Section II: Mentor Headquarters and Manufacturing
Section III: Impact on Employees
Section IV: Impact on the Way Mentor Does Business and Customers
Section V: International
Section VI: Other Strategic Questions (Filler, Toxin, Planning)

Section I: Why this deal now; why J&J?

1. Why is Mentor agreeing to sell the company now?

Increases our strength: Joining ETHICON will give Mentor access to the resources that come with being part of a large company while continuing to operate as an entrepreneurial company and leader in the global aesthetics marketplace.

Building on our history as the global leader in aesthetics: Mentor has a 30+ year legacy of providing innovative products and best-in-class service to surgeons worldwide. This next stage in the evolution of Mentor as an aesthetics market leader will enable Mentor to accelerate growth while sustaining our focus on plastic surgeons and their patients and expanding our offerings to them.

Strong cultural fit: There is a strong fit between the cultures of Mentor, ETHICON and Johnson & Johnson. Mentor will continue to operate as a stand-alone, highly entrepreneurial business unit within ETHICON. Mentor will continue to meet the needs of plastic surgeons and patients in the aesthetic market worldwide with ongoing product innovation, science and services that help people improve their appearance, personal well-being and overall quality of life.

Shared vision: (see next Q&A)

2. Why does J&J want to get into the breast implant business?

J&J is committed to being the trusted global leader in Aesthetic Medicine among both consumers and professionals by providing a broad range of innovative, science and clinical-based solutions to maintain, enhance, and restore self-esteem and quality of life. Being in the breast implant business will help J&J achieve that vision.

Section II: Mentor Headquarters and Manufacturing

3. Will Mentor still be headquartered in Santa Barbara?

Mentor will operate as an individual business unit of the ETHICON franchise and maintain its current headquarters in Santa Barbara. Many other J&J business units headquarters (Animas, Depuy, etc) continue to be located where they were prior to their acquisition.

4. Will all Mentor manufacturing plants continue to operate?

Yes. Operations plays a critical role in supporting business growth. Continuing support from the Mentor plants will be important to long-term success. Mentor uses manufacturing techniques and technology which do not currently exist within ETHICON.

5. Will any manufacturing jobs be eliminated?

We will look to development of an overall Mentor integration plan that leverages our long-term strategy for growth. Consistent with that growth will be a growing need for operations support.

Section III: Impact on Employees

6. Will all Mentor employees become ETHICON employees?

We expect this transaction to create new growth opportunities for Mentor as it transitions into the J&J and ETHICON franchise. In addition to growth opportunities, we will also look for synergies that Mentor can leverage from J&J’s global structure. ETHICON recognizes the value of the operational and commercial expertise of Mentor employees. Substantially all such individuals would be expected to transfer with the business.

7. Will reporting relationships change?

As a business unit of ETHICON, Mentor will have representation on the ETHICON Global Management Board. Reporting relationships within Mentor are not expected to change in the short term. As the transition progresses, there may be some instances where new reporting relationships are introduced.

8. What types of opportunities will be available for Mentor employees when we become part of J&J?

Developing leaders is a core function and responsibility for every J&J business unit. As employees of ETHICON and following the close of the acquisition deal, Mentor employees will be able to access and apply for J&J opportunities in operating companies around the world pursuant to J&J’s internal placement process and policies.

9. What will happen to my compensation, benefits, stock plans, etc?

Your compensation, including any planned merit increases or bonuses will remain unaffected by this transaction in the short term and will continue to be honored. If and when these plans change in the future, employees will be given due notice of any changes prior to their implementation.

10. Will there be any lapse in benefits coverage between separation from Mentor and start with ETHICON?

No, there will not be a lapse in medical coverage. ETHICON will provide additional information via benefit overview meetings which will be scheduled as part of the transition plan.

11. What will happen with my Mentor savings plan?

Prior to deal close, there will be no changes to your existing savings plan. Following benefits transition, you will have options regarding how to handle your existing savings plan. These options will be discussed at the time of benefits transition. As part of its comprehensive benefits plan, J&J maintains a 401(k) savings plan and you will be given the option to roll over your current 401(k) balance from Mentor to ETHICON at the time of benefits transition.

12. How long will I remain an employee of Mentor?

At this point, we cannot give a specific time period. However, we do expect the deal to close quickly and Mentor employees that don’t decline or object to employment by ETHICON will become ETHICON employees effective at the close of the transaction.

13. What about my year-end compensation or bonus?

Your year end compensation, including any planned merit increases or bonuses will remain unaffected by this transaction in the short term and will continue to be honored. If and when these plans change in the future, employees will be given due notice of any changes prior to their implementation.

14. Will J&J provide signing bonuses and retention incentives?

Signing bonuses or retention incentives may be used on an individual or as needed basis, however, broad-based incentives of this nature are not generally offered by J&J.

15. Does J&J offer a pension?

J&J offers a comprehensive benefits platform, including a defined benefit pension plan and a 401(k) with company match. Further information concerning benefits will be provided at the time of benefits transition, following the close of the acquisition transaction.

16. What is it like to be a J&J/ETHICON employee?

Mentor employees will become part of the world’s broadest base health care company benefiting from the range of leadership and professional development opportunities afforded to all of our employees. The company is also regularly recognized by industry sources including:

●	“The Most Respected Company” in Barron’s magazine online survey and “One of the Best Places to Work” by the Human Rights Campaign

●	Acknowledged by DiversityInc magazine as one of the “2008 DiversityInc Top 50 Companies for Diversity”

●	Working Mother magazine has named J&J one of the “Top 100 Companies for Working Mothers” every year since the list was initiated 21 years ago

17. Do I have an option NOT to join ETHICON?

ETHICON intends to make offers of comparable employment to all Mentor associates in the US, and the employment arrangements of Mentor associates in the EU will be transferred to ETHICON. Each employee’s situation must be looked at on an individual basis.

18. If I decide not to join ETHICON, will I receive severance from Mentor?

In general, if you receive an offer from ETHICON that does not require significant relocation and you decline, you will be considered as a voluntary resignation and will not be eligible to receive severance. If you receive an offer that does require significant relocation and you decline, you will be eligible to receive severance.

Section IV: Impact on the Way Mentor Does Business and Our Customers

19. What influence will ETHICON have in decision making about our business?

Consistent with the ETHICON decentralized structure, business units are responsible for setting strategy, resourcing, and decision making to meet their short term and long term objectives.

20. How will customers and other key stakeholders be notified of this transaction?

All customers will receive a letter from Josh Levine informing them of the transaction, as will our investigators, distributors, key society leadership and vendors/suppliers. These letters are being mailed out this week. Sales management will also be provided talking points and communications materials. In the meanwhile, it will be business as usual for Mentor and ETHICON customers in the marketplace.

21. What should I tell my customers if they want to purchase new products, need service on their existing products or want to return a product?

For now through the closing, it’s business as usual. Customers should continue to order product from Mentor and contact their Mentor sales representative for service needs.

22. How can we minimize the risk of losing customers and managing their concerns about this transaction?

We can each emphasize it is business as usual and the advantages of this transaction to the range of products and services Mentor will be able to provide plastic surgeons with on a long term basis, while still operating as an entrepreneurial company focused on meeting physician and patient needs.

23. When do you expect the deal to close?

We expect the deal to close in the first quarter of calendar year 2009.

24. What do you need me to do between signing and closing?

We need you to continue to stay focused on your customers and the Mentor business. It’s business as usual.

Section V. International

25. What will the integration plan look like? For US? For International? For distributor business?

Integration planning is under way and will be guided by the reality that J&J is acquiring Mentor for its expertise in the plastic surgery marketplace. Toward this end the priority will be to grow the global aesthetic business with Mentor and ETHICON products utilizing all relevant expertise across companies within ETHICON. Our distribution business will be evaluated on a country by country basis; in the meantime it will be business as usual with continued focus on meeting customer needs.

26. How will OUS Branches be impacted by this transaction?

The expertise within plastic surgery that Mentor branch teams have developed over the last 15 years will be utilized to the fullest extent possible.

27. How will this impact other non-product groups the branches are selling, e.g. Microaire, IS Clinical, L’Estetic etc?

The focus will be on growing profitable businesses. Any overlap of products will be evaluated on an individual basis and the best decision made for our customers and our business.

Section VI. Other Strategic Questions

28. How will this transaction impact our filler strategy?

We expect this new relationship with ETHICON will clarify our filler strategy going forward. The new combined company will evaluate how to optimize the potential synergies from our complementary assets.

29. How will this transaction impact our toxin strategy?

We expect no impact on our toxin strategy at this time other than having access to additional technical resources from the much larger ETHICON organization.

30. How will this impact the planning process?

As part of the transition plan, we will assess planning needs on both sides and determine the best way forward to integrate Mentor into ETHICON in terms of fiscal and strategic planning.

Notice to Investors:

The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”) has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Mentor stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.